EXHIBIT 2.2

   SUMMARY TRANSLATION OF PURCHASE AND SALE AGREEMENT OF THE TRADEMARK OF THE
      PRODUCT CONTROLVAS (THE "PRODUCT") BY LABORATORIOS BELMAC, S.A. (THE
         "SELLER") IN FAVOR OF * (THE "PURCHASER"), DATED NOVEMBER 21,
                        2000 (THE "TRADEMARK AGREEMENT")

The following is a summary of the principal terms of the Trademark Agreement which was executed in original in Spanish.

1. The title of the product is owned by Seller in accordance with the trademark renewal attached to the Trademark Agreement. This title is free and clear of any charge or lien, as stated by the Seller.

2. The purchase price is the amount of Pesetas 475,000,000 and it is equivalent to Euros 2,854,806.50; plus the V.A.T. (IVA) of Pesetas 76,000,000 equivalent to Euros 456,779.20, calculated at rate of 16% of the purchase price. Purchaser will pay this purchase price to Seller in the following manner: (a) on the date hereof, Pesetas 275,500,000.00, equivalent to Euros 1,655,788.35, plus the pertinent VAT, from the transferee in a cashiers bank check, that the Seller accepts, for the trademark that is being sold on this date. Seller shall provide Purchaser a letter that states that the above-mentioned payment has been received. (b) Pesetas 275,500,000.00, equivalent to Euros 1,655,788.35, will be paid by the Seller within the ten (10) days following the receipt of the document authorizing the transfer of the registration rights and dossier of the product by the Spanish Health Ministry.

3. The effectiveness of this transfer depends upon the authorization of the Spanish Health Ministry. Therefore, this agreement is subject to the condition that this authorization be met as stipulated in this contract by the parties hereto. Should the authorization for transfer of the product be denied by the Spanish Ministry of Health, the terms and conditions herein will be null and void. The documentation received by Purchaser related to the product will be immediately returned to Seller and, in turn, Seller will simultaneously return the monies received in advance, i.e. the amount of Pesetas 275,500,000.00 equivalent to Euros 1,755,788.35. Neither of the parties involved can claim or request any additional compensation.

4. All the expenses for notary and taxes that will be caused by this transfer and assignment will be paid for by the Purchaser. Any other expenses, including the expenses for external auditors, will be paid by the party that contracted and incurred such expenses.

5. Any discrepancy or controversy that could arise from misunderstanding, compliance and execution of this agreement, will be exclusively under the jurisdiction and the Courts in Madrid, the capital of Spain. Therefore, all parties expressly waiver the

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*    Confidential treatment has been requested with respect to the identity of the Purchaser.

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     right to use their own courts, should they be others than from the above-mentioned, and submit to the Courts in Madrid, the capital city.

     Exhibits to the Trademark Agreement

     1    Bank check for 275,500,000 Pesetas

     2    Certificate of Renewal of Trademark

     3    Receipt for Renewal of Trademark

     4    Receipt for Renewal of Trademark

     5    Application Form to Renew Trademark

     6    Receipt for Fees

     7    Copy of Official Title of Ownership

Copies of these exhibits will be provided to the Securities and Exchange Commission upon its request.